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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 5)*

                                ADMINISTAFF, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00 7094105
             -----------------------------------------------------
                                 (CUSIP Number)

                             LOUISE M. PARENT, ESQ.
                            AMERICAN EXPRESS COMPANY
                             AMERICAN EXPRESS TOWER
                             WORLD FINANCIAL CENTER
                                200 VESEY STREET
                            NEW YORK, NEW YORK 10285
                                 (212) 640-5789
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 19, 2001
             -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 00 7094105

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         American Express Travel Related Services Company, Inc.
         I.R.S. Identification No. 13-3133497

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_|
                                                                 (b) |X|
    3



    4    SOURCE OF FUNDS*

         WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                   |_|

         NA

    6   CITIZENSHIP OR PLACE OF ORGANIZATION


         State of New York

                                7   SOLE VOTING POWER
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY              4,992,282
     EACH REPORTING
       PERSON                   8   SHARED VOTING POWER
       WITH
                                    0

                                9   SOLE DISPOSITIVE POWER

                                    4,992,282

                                10  SHARED DISPOSITIVE POWER

                                    0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,992,282

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                    |_|

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.8%

    14   TYPE OF REPORTING PERSON*

         CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    INCLUDE BOTH SIDES OF THE COVER PAGE,
               RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 00 7094105

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    American Express Foundation
    I.R.S. Identification No. 13-6123529

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) |_|
                                                             (b) |X|
3


4

    SOURCE OF FUNDS*

    NA

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                        |_|

    NA

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of New York



    NUMBER OF SHARES             7   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
     EACH REPORTING                  525,000
       PERSON
       WITH                      8   SHARED VOTING POWER

                                     0

                                 9   SOLE DISPOSITIVE POWER

                                     525,000


                                10   SHARED DISPOSITIVE POWER

                                     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     525,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 5 (this "Amendment") amends and supplements the
Schedule 13D originally filed on February 6, 1998, as amended (the "Schedule"), by American Express Travel Related Services Company, Inc. ("TRS") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Administaff, Inc, a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule.

          Item 2 of the Schedule is amended and restated in its entirety to read as follows:

          "This Statement is filed by (1) American Express Travel Related Services Company, Inc. ("TRS"), a New York corporation and a wholly-owned subsidiary of American Express Company, a New York corporation ("American Express"), and (2) American Express Foundation (the "Foundation"), a New York not for profit corporation. The principal business of American Express is providing travel related services, financial advisory services and international banking services throughout the world. The principal business of TRS is providing travel related services. The principal activity of the Foundation is to support the philanthropic efforts of American Express around the world. The address of the principal businesses and offices of American Express, TRS and the Foundation is American Express Tower, World Financial Center, New York, New York 10285.

          The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of American Express, TRS and the Foundation are set forth in Appendix A and are incorporated herein by reference.

          During the last five years, to the best knowledge of TRS and the Foundation, none of American Express, TRS or the Foundation, or any of the executive officers or directors of American Express, TRS or the Foundation, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither American Express, TRS or the Foundation nor, to the best knowledge of American Express, TRS and the Foundation, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person's being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          TRS and the Foundation are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of American Express, TRS and the Foundation that such a group exists. A copy of the Joint Filing Agreement is attached hereto as Exhibit 5."

          Items 3, 4, 5 and 6 of the Schedule are hereby amended and supplemented by adding thereto the following:

          On February 19, 2001, (1) the Issuer and TRS entered into a letter agreement (the "TRS Letter Agreement"), dated February 16, 2001, whereby the Issuer agreed to purchase up to 275,000 shares of Common Stock (the "TRS Purchased Shares") from TRS, at TRS's option, at a purchase price per share (the "Purchase Price") equal to ninety-nine percent (99%) of the average of the closing sales prices of a share of Common Stock as reported on the New York Stock Exchange composite transactions tape and reflected in the three star New York City edition of The Wall Street Journal over a twenty (20) trading-day period, of which the first ten trading days end on February 16, 2001 and the second ten trading days commence on the day that the Issuer releases its earnings report for the fourth quarter of 2000 and (2) the Issuer and the Foundation entered into a letter agreement (the "Foundation Letter Agreement"), dated February 16, 2001, whereby the Issuer agreed to purchase up to 525,000 shares of Common Stock (the "Foundation Purchased Shares") from the Foundation, at the option of the Foundation, at the Purchase Price. On February 15, 2001, TRS made a charitable contribution of a gift of 525,000 shares of Common Stock to the Foundation.

          The TRS Letter Agreement and the Foundation Letter Agreement provide that (1) the Issuer's obligation to purchase the TRS Purchased Shares or the Foundation Purchased Shares, as the case may be, is conditional upon (A) TRS's first having exercised Warrants to purchase 800,000 shares of Common Stock at an exercise price of $20 per share (subject to adjustment in accordance with the terms of the Warrant Agreement between the Issuer and TRS dated as of March 10,
1998) on or before March 10, 2001, (B) the Purchase Price not exceeding $30 per share and (c) TRS or the Foundation, as the case may be, notifying the Issuer that it is exercising its right to sell the TRS Purchased Shares or the Foundation Purchased Shares, as the case may be, not later than 5:00 p.m. on March 12, 2001.

          The TRS Letter Agreement and the Foundation Letter Agreement also provide that closing of the sale and purchase of the TRS Purchased Shares or the Foundation Purchased Shares, as the case may be, will take place on March 12, 2001 or such other day determined by TRS and the Issuer or the Foundation and the Issuer, as the case may be.

          The TRS Letter Agreement further provides that, if requested by TRS, the Issuer and TRS will net settle the exercise of Warrants and the sale and purchase of the TRS Purchased Shares. It is expected that TRS will use available cash on hand to finance any payment to be made to the Issuer in connection with these transactions.

          A copy of the TRS Letter Agreement is filed as Exhibit 6 hereto and a copy of the Foundation Letter Agreement is filed as Exhibit 7 hereto. Each of these exhibits is incorporated herein by reference. The foregoing summary of the TRS Letter Agreement and the Foundation Letter Agreement is qualified in its entirety by such reference.

          Currently, TRS beneficially owns in the aggregate 4,992,282 shares of Common Stock, representing approximately 15.8% of the Issuer's outstanding shares of Common Stock, and the Foundation beneficially owns 525,000 shares of Common Stock, representing approximately 1.7% of the Issuer's outstanding shares of Common Stock.

          In the event that (1) TRS exercises Warrants to purchase 800,000 shares of Common Stock, (2) TRS sells 275,000 shares of Common Stock to the Issuer pursuant to the TRS Letter Agreement and (3) the Foundation sells 525,000 shares of Common Stock to the Issuer pursuant to the Foundation Letter Agreement, it is expected that TRS will beneficially own in the aggregate 5,517,282 shares of Common Stock, representing approximately 17.5% of the Issuer's outstanding shares of Common Stock, and the Foundation will beneficially own no such shares of Common Stock. The foregoing percentages are based on the information contained in the Issuer's most recent quarterly report on Form 10-Q, filed on November 14, 2000, which indicates that, as of October 31, 2000, 27,443,849 shares of Common Stock were outstanding. The share numbers and percentages in this Amendment give effect to the 2-for-1 stock split of the Common Stock effected by the Issuer as of October 16, 2000.

          Item 7 of the Schedule is hereby amended and restated in its entirety to read as follows:

          The following exhibits are filed herewith:

          Exhibit           Description
          -------           -----------

               1 Securities Purchase Agreement between TRS and Administaff, Inc., dated as of January 27, 1998.

               2 Form of Marketing Agreement to be entered into among the Issuer, TRS, Administaff Companies, Inc. and Administaff of Texas, Inc.

               3 Form of Registration Rights Agreement to be entered into between the Issuer and TRS.

               4 Form of Warrant Agreement to be entered into between the Issuer and TRS.

               5 Joint Filing Agreement dated as of February 19, 2001 among the Issuer, TRS and the Foundation.

               6 Letter Agreement dated February 16, 2001 between the Issuer and TRS.

               7 Letter Agreement dated February 16, 2001 between the Issuer and the Foundation.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to American Express Travel Related Services Company, Inc. is true, complete and correct.

Dated:  February 22, 2001

                                                 AMERICAN EXPRESS TRAVEL RELATED
                                                 SERVICES COMPANY, INC.

                                                 By: /s/ Stephen P. Norman
                                                    ----------------------
                                                 Name:  Stephen P. Norman
                                                 Title: Secretary

                                                 AMERICAN EXPRESS FOUNDATION.

                                                 By: /s/ Mary Beth Salerno
                                                    ----------------------
                                                 Name:  Mary Beth Salerno
                                                 Title: President

                                   APPENDIX A

                            AMERICAN EXPRESS COMPANY

                         LIST OF DIRECTORS AND OFFICERS

          The following individuals are executive officers or directors of American Express. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of American Express is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.

  Name                                Title                       Principal Occupation and Address
  ----                                -----                       --------------------------------
                                                                       and Business of Employer
                                                                       ------------------------
Daniel F. Akerson                  Director                             Chairman and Chief Executive Officer
                                                                        XO Communications, Inc.
                                                                        11111 Sunset Hills Road, 5th Floor
                                                                        Reston, Virginia 20190

Edwin L. Artzt                     Director                             Retired Chairman of the Board and Chief
                                                                        Executive Officer
                                                                        The Proctor & Gamble Company
                                                                        One Proctor & Gamble Plaza
                                                                        Cincinnati, Ohio 45202-3315

William G. Bowen                   Director                             President
                                                                        The Andrew W. Mellon Foundation
                                                                        140 East 62nd Street
                                                                        New York, New York 10021

Anne M. Busquet                    President, Interactive Services and
                                   New Businesses, TRS

Kenneth I. Chenault                Chief Executive Officer and
                                   Director

James M. Cracchiolo                Group President--                    American Express Company
                                   Global Financial Services, TRS       200 AXP Financial Center
                                                                        Minneapolis, MN  55474

Robert L. Crandall                 Director                             Former Chairman and
                                                                        Chief Executive Officer
                                                                        AMR Corp. and American Airlines, Inc.
                                                                        The Tower at Williams Square
                                                                        5215 N. O'Connor Blvd.
                                                                        Irving, Texas  75039

Gary L. Crittenden                 Chief Financial Officer

Ursula F. Fairbairn                Executive Vice President,
                                   Human Resources

Edward P. Gilligan                 Group President--
                                   Global Corporate Services, TRS

Harvey Golub                       Chairman and Director

Beverly Sills Greenough            Director                             Chairman
                                                                        Lincoln Center for the Performing Arts
                                                                        165 West 65th Street, 9th Floor
                                                                        New York, New York 10023

John D. Hayes                      Executive Vice President,
                                   Advertising

David C. House                     Group President--
                                   Global Establishment Services and
                                   Travelers Cheque, TRS

F. Ross Johnson                    Director                             Chairman and Chief Executive Officer
                                                                        RJM Group
                                                                        200 Galleria Parkway, N.W., Suite 970
                                                                        Atlanta, Georgia 30339

Vernon E. Jordan, Jr.              Director                             Senior Managing Director
                                                                        Lazard, Inc.
                                                                        30 Rockefeller Plaza
                                                                        New York, NY  10020

Alfred Kelly Jr.                   Group President--
                                   U.S. Consumer and
                                   Small Business Services, TRS

Jan Leschly                        Director                             Chairman and Chief Executive Officer
                                                                        Care Capital LLC
                                                                        Princeton Overlook I
                                                                        100 Overlook Center and Route 1
                                                                        Princeton, NJ  08540

Jonathan S. Linen                  Vice Chairman

Richard A. McGinn                  Director                             Former Chairman and CEO
                                                                        Lucent Technologies, Inc.
                                                                        600 Mountain Avenue
                                                                        Murray Hill, NJ  07974

Louise M. Parent                   Executive Vice President and
                                   General Counsel



Frank P. Popoff                    Director                             Former Chairman and
                                                                        Chief Executive Officer
                                                                        The Dow Chemical Company
                                                                        2030 Dow Center
                                                                        Midland, Michigan 48674

Glen Salow                         Executive Vice President and Chief
                                   Information Officer

Thomas Schick                      Executive Vice President, Corporate
                                   Affairs and Communications

             American Express Travel Related Services Company, Inc.
                         List of Directors and Officers

          The following individuals are executive officers or directors of TRS. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of TRS, and of American Express Company, is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.

         Name                                Title                        Principal Occupation and Address
         ----                                -----                        --------------------------------
                                                                              and Business of Employer
                                                                              ------------------------

Anne M. Busquet                  President, Interactive Services and
                                 New Businesses


Kenneth I. Chenault              President, Chief Executive Officer      Chief Executive Officer
                                 and Director                            American Express Company

Edward P. Gilligan               Group President--
                                 Global Corporate Services


Harvey Golub                     Chairman and Director                   Chairman
                                                                         American Express Company

David C. House                   Group President--Global Establishment
                                 Services and Travelers Cheque

Alfred Kelly Jr.                 Group President--
                                 U.S. Consumer and
                                 Small Business Services


Louise M. Parent                 General Counsel and Director            Executive Vice President and
                                                                         General Counsel
                                                                         American Express Company

Jay B. Stevelman                 Treasurer

                           American Express Foundation
                         List of Directors and Officers

          The following individuals are executive officers or trustees of the Foundation. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of the Foundation, and of American Express Company, is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.

    Name                                Title                        Principal Occupation and Address
    ----                                -----                        --------------------------------
                                                                          and Business of Employer
                                                                          ------------------------

Mary Ellen Craig                 Comptroller                             Director, Philanthropic Program
                                                                         American Express Company

Kenneth I. Chenault              Trustee                                 Chief Executive Officer
                                                                         American Express Company

Harvey Golub                     Trustee                                 Chairman
                                                                         American Express Company

Cornelia Higginson               Secretary                               Vice President--Philanthropic Program
                                                                         International
                                                                         American Express Company

Jonathan S. Linen                Trustee                                 Vice Chairman
                                                                         American Express Company

Mary Beth Salerno                Trustee and President                   Vice President--Worldwide Philanthropy
                                                                         American Express Company

Thomas Schick                    Trustee                                 Executive Vice President--Corporate Affairs and
                                                                         Communications
                                                                         American Express Company

David L. Yowan                   Treasurer                               Assistant Treasurer
                                                                         American Express Company


                                  Exhibit Index

         Exhibit      Description
         -------      -----------

           1 Securities Purchase Agreement between TRS and Administaff, Inc., dated as of January 27, 1998.*

           2 Form of Marketing Agreement to be entered into among the Issuer, TRS, Administaff Companies, Inc. and Administaff of Texas, Inc.*

           3 Form of Registration Rights Agreement to be entered into between the Issuer and TRS.*

           4 Form of Warrant Agreement to be entered into between the Issuer and TRS.*

           5 Joint Filing Agreement dated as of February 19, 2001 among the Issuer, TRS and the Foundation.**

           6 Letter Agreement dated February 16, 2001 between the Issuer and TRS.**

           7 Letter Agreement dated February 16, 2001 between the Issuer and the Foundation.**


--------------
*   Previously filed with the Securities and Exchange Commission
** Filed herewith